UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule TO

Tender Offer Statement under Section 14(d)(1)
of the Securities Exchange Act of 1934

ENDESA, S.A.

(Name of Subject Company (issuer))

E.ON Zwölfte Verwaltungs GmbH
E.ON AG

(Names of Filing Persons (offerors))

Ordinary shares, nominal value €1.20 each
American Depositary Shares, each representing the right to receive one ordinary share

(Titles of Classes of Securities)

Ordinary Shares, ISIN ES0130670112
American Depositary Shares, CUSIP 00029274F1, ISIN US29258N1072

(CUSIP and ISIN Numbers of Classes of Securities)

Mr. Karl-Heinz Feldmann
Senior Vice President and General Counsel
E.ON AG
E.ON - Platz
D-40479 Düsseldorf, Germany
011 49-211-45 79-0

(Name, address and telephone number of
person authorized to receive notices and communications on behalf of filing persons)

Copy to:
Richard Hall, Mark I. Greene
Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, NY 10019
(212) 474-1000

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
Not Applicable*	Not Applicable*

* Pursuant to General Instruction D to Schedule TO, no filing fee is required because this filing contains only preliminary communications made before the commencement of a tender offer.

☐
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N.A.	Form or Registration No.: N.A.
Filing Party: N.A.
Form: N.A.	Date Filed: N.A.

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☒	third-party tender offer subject to Rule 14d-1
☐	issuer tender offer subject to Rule 13e-4
☐	going-private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

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            On February 21, 2006, E.ON Zwölfte Verwaltungs GmbH (“E.ON 12”), a German limited liability company and wholly owned subsidiary of E.ON Aktiengesellschaft, announced its intention to make a cash tender offer to acquire all the outstanding ordinary shares, par value €1.20 per share (the “ordinary shares”), and American depositary shares (the “ADSs”, and together with the ordinary shares, the “Endesa securities”) of Endesa, S.A., a Spanish public limited liability company. E.ON 12 proposes to make its offer to acquire all the outstanding Endesa securities pursuant to a dual offer structure, consisting of (i) a U.S. offer open to all holders of ordinary shares who are resident in the United States and to holders of ADSs, wherever located (the “U.S. Offer”) and (ii) a Spanish offer open to all holders of ordinary shares, whether resident in Spain or outside Spain, if, pursuant to local laws and regulations applicable to such holders, they are permitted to participate in the Spanish offer.

            The exhibit (a)(5)(DDD) attached hereto is a preliminary U.S. offer to purchase (the “Preliminary Offer to Purchase”) that relates solely to the U.S. Offer and is for informational purposes only. The Preliminary Offer to Purchase does not include the means for holders of Endesa securities to tender their Endesa securities into the U.S. Offer. Neither the Share Form of Acceptance nor the ADS Letter of Transmittal referred to in the Preliminary Offer to Purchase may be obtained from the Information Agent or any other person.

Item 12.  Exhibits.
Item 12 is hereby amended and supplemented by adding thereto:

Exhibit	Description
(a)(5)(CCC)	Press Release, November 17, 2006
(a)(5)(DDD)	Preliminary Offer to Purchase

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Exhibit Index.

The Exhibit Index is hereby amended and supplemented by adding thereto:

Exhibit	Description
(a)(5)(CCC)	Press Release, November 17, 2006
(a)(5)(DDD)	Preliminary Offer to Purchase

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